UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒         Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information Contained in this Form 6-K Report

On September 5, 2022, Top Ships Inc. (the “Company”) held its Annual Meeting of Shareholders (the “Annual Meeting”). At the Annual Meeting, the shareholders of the Company approved and adopted the following three proposals:

1.	the election of Alexandros Tsirikos as Class III Director to serve until the 2025 Annual Meeting of Shareholders;

2.	the ratification of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022; and

3.	the approval of one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares at a ratio of not less than one-for-two and not more than one-for-250 and in the aggregate at a ratio of not more than one-for-250, inclusive, with the Company’s board of directors (the “Board”) having the discretion as to whether or not one or more reverse stock splits is to be effected at any time prior to December 31, 2023, with the exact ratio to be set at a whole number within this range to be determined by the Board, or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-234281 and 333-267170).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (Registrant)
By:	/s/ Evangelos J. Pistiolis
Name:	Evangelos J. Pistiolis
Title:	Chief Executive Officer

Date: September 7, 2022